As filed with the Securities and Exchange Commission on January 19, 2022
Securities Act File No.  333-259206
Investment Company Act File No.  811-21357

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM N-2
☒ Registration Statement Under the Securities Act of 1933
☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 1
and/or
☒ Registration Statement Under the Investment Company Act of 1940
☒ Amendment No. 15
Franklin Limited Duration Income Trust
(Exact Name of Registrant as Specified In Charter)
c/o Franklin Advisers, Inc.
One Franklin Parkway, San Mateo, CA 94403-1906
(Address of Principal Executive Offices)
Registrant’s Telephone Number, including Area Code: (650) 312-2000
Craig S. Tyle, One Franklin Parkway
San Mateo, CA 94403-1906
(Name and Address of Agent For Service)
Copies of information to:
Kenneth L. Greenberg
Stradley Ronon Stevens & Young, LLP
2005 Market Street, 26th Floor
Philadelphia, PA 19103

Approximate Date of Proposed Public Offering:  From time to time after the effective date of this Registration Statement.

[  ] Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

[X]
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

[X]	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

[ ]
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

[ ]
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

[  ] when declared effective pursuant to Section 8(c), or as follows:

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

[ ]
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                 .

[ ]
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                 .

[X]
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-259206.

Check each box that appropriately characterizes the Registrant:

[X]	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

[ ]	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

[ ]	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[X]	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[ ]	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[ ]	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

[ ]
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

[ ]	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-259206 and 811-21357) of Franklin Limited Duration Income Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C – OTHER INFORMATION
Item 25.  Financial Statements and Exhibits
(1)   Financial Statements:
Included in Part A:	None
Included in Part B:	The following statements of the Registrant are incorporated by reference in Part B of the Registration Statement:
Financial Highlights for the Year Ended December 31, 2020
Statement of Investments at December 31, 2020
Statement of Assets and Liabilities as of December 31, 2020
Statement of Operations for the Year Ended December 31, 2020
Statement of Changes in Net Assets for the Year Ended December 31, 2020
Notes to Financial Statements for the Year Ended December 31, 2020
Report of Independent Registered Public Accounting Firm for the Year Ended December 31, 2020
Financial Highlights for the Period Ended June 30, 2021
Statement of Investments at June 30, 2021
Statement of Assets and Liabilities as of June 30, 2021
Statement of Operations for the Period Ended June 30, 2021
Statement of Changes in Net Assets for the Period Ended June 30, 2021
Notes to Financial Statements for the Period Ended June 30, 2021
(2)   Exhibits
(a)    Charter
(1)   Certificate of Amendment to the Certificate of Trust dated June 19, 2003.  (1)
(2)   Amended and Restated Agreement and Declaration of Trust dated June 19, 2003.  (1)
(3)   Certificate of Amendment dated May 14, 2014 to Agreement and Declaration of Trust.  (5)
    (4)  Statement of Preferences of Auction Preferred Shares.  (3)

(5)  Certificate of Amendment dated September 14, 2018 to the Amended and Restated Agreement and Declaration of Trust.  (6)
(6)  Amended and Restated Agreement and Declaration of Trust dated January 21, 2021 (8)
(b)   Bylaws
(1)   Amended and Restated Bylaws of Registrant dated June 19, 2003.  (1)

(2)   Amendment dated May 12, 2004 to the Bylaws.  (7)
(3)  Certificate of Amendment dated March 23, 2010 to the Bylaws.  (4)
(4)  Certificate of Amendment to Bylaws dated May 14, 2014.  (5)
(5) Amendment dated December 13, 2018 to the Bylaws (7)
(6)  Certificate of Amendment to Bylaws dated January 17, 2019.  (7)
(7)  Amended and Restated Bylaws dated January 21, 2021. (8)
(c)    Voting Trust Agreement—none.
(d)   (1)  Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Agreement and Declaration of Trust.  (8)
        (2)  Article II (Meetings of Shareholders) of the Amended and Restated Bylaws.  (8)
 (3)  Form of Subscription Certificate. (10)
 (4)  Form of Notice of Guaranteed Delivery. (10)
(e)    Form of Dividend Reinvestment Plan.  (2)
(f)    Long-Term Debt Instruments—none.
(g)    (1)   Amended and Restated Investment Management Agreement between the Registrant and Franklin Advisers, Inc. dated May 1, 2013.  (5)
(2)  Amendment dated May 13, 2020 to the Investment Management Agreement between the Registrant and Franklin Advisers, Inc.  (7)
(h)   Form of Dealer Manager Agreement.  (10)
(i)     Bonus, Profit Sharing, Pension Plans—not applicable.
(j)    (1)  Master Custody Agreement dated as of February 16, 1996 between the Fund and the Bank of New York Mellon.  (1)
(2)  Amendment dated May 16, 2001 to the Master Custody Agreement.  (6)
(3)  Amendment dated June 1, 2018 to the Master Custody Agreement.  (6)
(4)  Amendment dated January 29, 2021 to the Master Custody Agreement.  (7)
(5)  Form of Millennium Trust Company LLC Custody Agreement.  (6)
(6)  Form of Amendment No. 1 to Millennium Trust Company LLC Custody Agreement (6)
(k)   Other Material Contracts
(1)    Subcontract for Fund Administrative Services between Franklin Advisers, Inc. and Franklin Templeton Services, LLC dated May 1, 2013, and amended May 1, 2014.  (5)
(2)    Form of Organizational and Offering Expenses Reimbursement Agreement between Registrant and Franklin Advisers, Inc.  (2)

(3)    Transfer Agency and Registrar Services Agreement between the Registrant and American Stock Transfer & Trust Company, LLC dated March 25, 2015.  (5)
(4)  Form of Auction Agency Agreement between Registrant and Auction Agent as to the Registrant’s Preferred Shares.  (3)
(5)    Form of Broker-Dealer Agreement as to the Registrant’s Preferred Shares.  (3)
(6)    Fund Services Agreement between Franklin Templeton Services, LLC and JPMorgan Chase Bank, N.A. dated January 22, 2020.  (7)
(7)    Amendment dated July 15, 2020 to the Fund Services Agreement between Franklin Templeton Services, LLC and JPMorgan Chase Bank.  (7)
    (8)  Form of Subscription Agent Agreement between the Fund and American Stock Transfer & Trust Company, LLC. (10)

    (9)  Form of Information Agent Agreement between the Fund and AST Fund Solutions, LLC. (10)

(l)   (1)  Opinion and Consent with respect to legality of Common Shares.  (9)
(2) Opinion and Consent with respect to legality of Common Shares and Rights. (10)
(m)  Not applicable
(n)   Other Opinions and Consents
(1)    Consent of Independent Registered Public Accounting Firm.  (9)
(2)    Powers of Attorney dated May 21, 2019.  (7)
(3)    Power of Attorney dated May 10, 2021.  (7)
(4)    Power of Attorney dated December 10, 2021. (10)
(o)   Not applicable
(p)   Not applicable
(q)   Not applicable
(r)    Code of Ethics dated August 16, 2021.  (7)
______________
(1)    Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 relating to its common shares of beneficial interest (“Common Shares”) (File No. 333-105495) filed on July 24, 2003.
(2)    Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 relating to its Common Shares (File No. 333-105495) filed on August 26, 2003.
(3)    Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 relating to its preferred shares (File Nos. 333-109190) filed on November 3, 2003.
(4)  Incorporated by reference to the Registrant’s filing on Form N-SAR-B (File No. 811-21357) filed on May 26, 2010.
(5)    Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File No. 333-225639) filed on June 14, 2018.

(6)	Incorporated by reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 ( File No. 333-225639) filed on September 17, 2018.
(7)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File No. 333-259206) filed on August 31, 2021.
(8)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-259206) filed on October 15, 2021.
(9)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-259206) filed on November 10, 2021.
(10)	Filed herewith.
Item 26.  Marketing Arrangements
The information contained under the heading “Plan of Distribution” on page 80 of the Prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.

Item 27.  Other Expenses of Issuance and Distribution
The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:
Securities and Exchange Commission Registration Fees	$33,506
Exchange Listing Fees	$65,000
Financial Industry Regulatory Authority Fees	$14,426
Printing and Mailing Expenses	$13,000
Legal Fees	$100,000
Marketing Expenses	$121,113
Accounting Expenses	$50,000

Total	$397,045
Item 28.  Persons Controlled by or Under Common Control with Registrant—none.
Item 29.  Number of Holders of Securities as of September 30, 2021
Title of Class	Number of Record Holders
Common Shares	25

Item 30.  Indemnification.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.
Reference is made to Article VII of the Registrant’s Agreement and Declaration of Trust, which is incorporated by reference herein.
Other
Insofar as indemnification for liability arising under the 1933 Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.
Item 31.  Business and Other Connections of Investment Adviser.
Franklin Advisers, Inc.  (the “Manager”), a wholly owned subsidiary of Franklin Resources, Inc. (“Resources”), serves as the Registrant’s investment adviser.  The officers of the Investment Manager also serve as officers and/or directors/trustees for the Investment Manager’s corporate parent, Resources  and/or other investment companies in Franklin Templeton.
Part B and Schedules A and D of Form ADV of the Investment Manager (SEC File No.  801-26292), incorporated herein by reference, sets forth the officers of the Investment Manager and information as to any business, profession, vocation or employment of a substantial nature engaged in by those officers during the past two years.
Item 32.  Location of Accounts and Records.
The accounts, books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder, are kept by the Registrant or its shareholder services agent, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219.
Item 33.  Management Services—not applicable.
Item 34.  Undertakings.
1. Not applicable.

2. Not applicable.

3. Registrant undertakes:

 (a)       to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)       to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)       to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)       to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply to the extent the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b)       that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)       to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)       that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)        if the Registrant is relying on Rule 430B:

(A)        Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)        Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

 (2)       if the Registrant is relying on Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)       that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3)
the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. Registrant undertakes:

(a)
that, for the purpose of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act will be deemed to be a part of the Registration Statement as of the time it was declared effective.

(b)
that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of the securities at that time will be deemed to be the initial bona fide offering thereof.

5. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities

Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7. Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information constituting Part B of this Registration Statement.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, and the State of California, on the 19th  day of January, 2022.
FRANKLIN LIMITED DURATION INCOME TRUST
By:	/s/ Lori A. Weber Lori A. Weber Vice President and Co-Secretary
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-2 has been signed below by the following persons in the capacities set forth below on the 19th day of January, 2022:
Signature	Title
Sonal Desai* Sonal Desai	President & Chief Executive Officer — Investment Management
Matthew T. Hinkle* Matthew T. Hinkle	Chief Executive Officer — Finance and Administration
Christopher Kings* Christopher Kings	Chief Financial Officer, Chief Accounting Officer and Treasurer
Harris J. Ashton* Harris J. Ashton	Trustee
Terrence J. Checki* Terrence J. Checki	Trustee
Mary C. Choksi* Mary C. Choksi	Trustee
Edith E. Holiday* Edith E. Holiday	Trustee
J. Michael Luttig* J. Michael Luttig	Trustee

Larry D. Thompson* Larry D. Thompson	Trustee
Valerie Williams* Valerie Williams	Trustee
Gregory E. Johnson* Gregory E. Johnson	Trustee
Rupert H. Johnson, Jr.* Rupert H. Johnson, Jr.	Trustee

*By:	/s/ Lori A. Weber Lori A. Weber, Attorney-in-Fact (Pursuant to Powers of Attorney filed herewith)

EXHIBIT INDEX

Exhibit Number	Description

(d)(3)	Form of Subscription Certificate.
(d)(4)	Form of Notice of Guaranteed Delivery.
(h)	Form of Dealer Manager Agreement.
(k)(8)	Form of Subscription Agent Agreement between the Fund and American Stock Transfer & Trust Company, LLC.
(k)(9)	Form of Information Agent Agreement between the Fund and AST Fund Solutions, LLC.
(l)(2)	Opinion and Consent with respect to legality of Common Shares and Rights.
(n)(4)	Power of Attorney dated December 10, 2021.